OSISKO APPOINTS PIERRE CHENARD
TO BOARD OF DIRECTORS

(Montreal, Québec, September 18, 2017) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (TSX:OR) (NYSE:OR) is pleased to announce the appointment of Mr. Pierre Chenard to its Board of Directors.

Since 2011 Mr. Chenard has been the Vice President, Business Development and General Counsel, Aluminium at Rio Tinto Aluminum. Mr. Chenard has held progressive roles in both the corporate development and legal areas, including General Counsel, Rio Tinto Global Aluminium and Canada (2007-2011), Vice President and General Counsel at Alcan Inc. (2000-2007) and Vice President and Head of Corporate Development at Cambior Inc. (1988-2000). Mr. Chenard earned Civil and Common Law degrees from McGill University and has been a member of the Quebec Bar since 1984.

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer stated: “We are very pleased to have Pierre join our Board of Directors. We look forward to benefiting from his wealth of experience acquired in the global resource sector over the past 30 years. His business development, legal skills and experience will be a strong complement to our Board.”

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.6% interest in Osisko Mining Inc., a 12.7% interest in Osisko Metals Incorporated, a 13.3% interest in Falco Resources Ltd. and a 33.1% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. For more information, visit www.osiskogr.com.

For further information, please contact Osisko Gold Royalties:

Vincent Metcalfe
Vice President, Investor Relations
Tel. (514) 940-0670
vmetcalfe@osiskogr.com